UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant's name)

c/o Beijing REIT Technology Development Co., Ltd.

Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On September 26, 2018, ReTo Eco-Solutions, Inc.’s (the “Company”) entered into new employment agreements with its executive officers, Hengfang Li, Guangfeng Dai, Zhizhong Hu and Yuxia Jia (the “Executive Officers”). Upon entry into the new employment agreements, the prior employment agreements that were entered into in September 2016 with the Executive Officers were mutually terminated.

Hengfang Li

The Company entered into an employment agreement with Hengfang Li effective October 1, 2018, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 800,000 (approximately $123,000); and
●	Reimbursement of reasonable business expenses.

Mr. Li will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Li’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guangfeng Dai

The Company into an employment agreement with Guangfeng Dai effective October 1, 2018, providing for Mr. Dai to serve as the Company’s Chief Operating Officer. Under the terms of Mr. Dai’s employment agreement, Mr. Dai is, among other matters, to support the Company’s CEO in developing, executing and managing the Company’s business plan with an emphasis on operations and sales in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 750,000 (approximately $123,000); and
●	Reimbursement of reasonable business expenses.

Mr. Dai will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Dai’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Dai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

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Employment Agreement of Zhizhong Hu

The Company into an employment agreement with Zhizhong Hu effective October 1, 2018, providing for Mr. Hu to serve as the Company’s Chief Technology Officer. Under the terms of Mr. Hu’s employment agreement, Mr. Hu is, among other matters, to create overall technology standards and practices, build the Company’s technology team and manage data systems and effectiveness in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 700,000 (approximately $108,000); and
●	Reimbursement of reasonable business expenses.

Mr. Hu will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Hu’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Hu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Yuxia Jia

The Company into an employment agreement with Yuxia Jia effective October 1, 2018, providing for Ms. Jia to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Jia’s employment agreement, Ms. Jia is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 250,000 (approximately $38,000); and
●	Reimbursement of reasonable business expenses.

Ms. Jia will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Ms. Jia’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Ms. Jia’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Jia is required to keep trade secrets confidential during the course of her employment and for a period of 36 months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of 24 months following her employment.

The foregoing description of the employment agreements are qualified in their entirety by reference to the Hengfang Li, Guangfeng Dai, Zhizhong Hu and Yuxia Jia employment agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively and incorporated herein by reference.

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EXHIBIT INDEX

Number	Description of Exhibit

10.1	Hengfang Li Employment Agreement

10.2	Guangfeng Dai Employment Agreement

10.3	Zhizhong Hu Employment Agreement

10.4	Yuxia Jia Employment Agreement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: October 1, 2018

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